October 22, 2010

To the Shareholders, Clients, and Co-workers of United Bancorp, Inc.:

We are pleased to report that United had net income for the third quarter of 2010 of $1.027 million, following seven consecutive quarters of net losses, and we are encouraged to see improvement in our various measures of credit quality. In addition to the improvements in credit quality, we achieved strong financial performance in the areas of net interest income, noninterest income and expense control. All four of our business lines -- banking, wealth management, mortgage and structured finance -- made solid contributions to our third quarter’s profitability. The enclosed press release details our financial results for the quarter and year to date, and we encourage you to review it for more in-depth financial information.

We believe that our Community Financial Services Company model, which emphasizes a substantial core funding base and diversity of noninterest income sources, provides the platform that will help speed our return to consistent profitability. We appreciate your continued support, and we encourage you to contact us with your questions or comments.

Sincerely,

David S. Hickman	Robert K. Chapman
Chairman of the Board	President and Chief Executive Officer

United Bancorp, Inc. ● Post Office Box 1127 ● 2723 South State Street ● Ann Arbor,  Michigan  48104 ● Phone 734.214.3700